EXHIBIT 4.13

Dr. Moshe Eliash
Barrister-at-law, Advocate and Notary
2 Hasoreg St., POB 433
Telephone 651681, 6054281	Tuesday, July 3, 2018
Fax 6254282
Jerusalem 91003
Eliash7@bezeqint.net

Sol Gel Technologies Ltd.
7 Golda Meir Street
Ness Siona

Dear Sirs,
re: Tenancy agreement dated January 30, 2017 respecting the fourth floor

It is agreed by the landlords that there will be added to the area that is leased to you according to section 2 of the above agreement a net area of 91 m² as delineated and hatched in the plan attached hereto as appendix “A” and there will further be added the remainder of the lobby area in a net area of 4 m². The lobby is similarly delineated and hatched on the plan it being agreed that a moiety thereof was already leased you under the above agreement. In light of the foregoing, the provision contained in section 2 of the above agreement to the effect that the lobby will remain vacant, will be removed, and the lobby, in its entirety, will be comprised in the premises.

Hence, a net area of 95 m² will be added to the net area of 151 m² of the premises in accordance with section 2 of the agreement, and the area of the premises in its entirety shall be a net area of 246 m², constituting a gross area of 307.5 m².

All the terms of the agreement dated January 30, 2070 will apply to the extended premises area described above, mutatis mutandis.

For the sake of formality, please acknowledge your agreement to the foregoing on the copy of this letter, and return the same to me.

Yours faithfully,

/s/Moshe Eliash

Dr. Moshe Eliash, Advocate

We acknowledge and agree
Agreed and acknowledged. It is clarified that the said addition (95 m² net) commences from June 1, 2018
/s/
SOL-GEL TECHNOLOGIES LTD.